

Grand Banks
Energy Corporation


06016527

September 1, 2006

Via Federal Express


SEC MAIL PROCESSING
RECEIVED
SEP 05 2006
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209
SECTION

Securities and Exchange Commission
Office of International Corporation Finance
100 F Street, NE
Washington, DC 20549

SUPPL

Dear Sir/Ms.

Re: Grand Banks Energy Corporation
File No. 82-34896

For filing, in compliance to an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed a Schedule A for the month of August 2006, with the document(s) listed attached

We trust everything is in order, however if you require further information please contact my assistant, Shelley Sammartino, at (403) 262-8666 extension #114.

Yours truly,

GRAND BANKS ENERGY CORPORATION

PROCESSED
SEP 07 2006
THOMSON
FINANCIAL

E.C. (Ted) McFeely
President and Chief Executive Officer

ECM/ss
Enclosure

Suite 1600, 444 – 5th Avenue S.W. Calgary, Alberta, Canada, T2P 2T8 — Tel: (403) 262-8666 – Fax: (403) 262-8796 – www.grandbanksenergy.com

File No. 82-34896


SEC MAIL PROCESSING
RECEIVED
SEP 05 2006
WASH, D.C.
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SCHEDULE A

Documents filed during the month of August 2006

DOCUMENT

1. Press Release dated August 8, 2006
2. Interim Financial Statements for the Six Months Ended June 30, 2006
3. Form 52-109F2 – Certificate of Interim Filings CFO
4. Form 52-109F2 – Certificate of Interim Filings CEO
5. MD&A for the Six Months Ended June 30, 2006
6. Press Release dated August 22, 2006


SEC MAIL PROCESSING
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GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY ANNOUNCES TEST RESULTS FOR THE HARLEY DEEP LEDUC REEF WELL

Calgary, Alberta – August 8, 2006. Grand Banks Energy Corporation is pleased to announce that the production flow test of the Grand Banks et al Tower Creek 2-21-55-27W5M Leduc exploration well ("Harley" prospect) has been completed. The well was flowed for a total of 36 hours at several flow rates with a total of 21 mmscf of gas produced during the test period. A final stabilized rate of 14.7 mmscf/d at a flowing tubing pressure of 26,000 kPa (3,770 psi) was maintained. The flow rate was restricted to that value to comply with EUB flare permit limitations.

The following information has been obtained to date: Reservoir pressure in the Leduc at 4850 meters is approximately 47,000 kPa (6,817 psi). The gas contains approximately 15 % H_2S and 6% CO_2, with the balance mainly methane. No formation water was produced during the test.

Initial estimates of the well's capability indicate a sandface AOF (Absolute Open Flow) of approximately 54 mmscf/d and a wellhead AOF of 34 mmscf/d. Negotiations are underway to arrange to tie this well in to the areas gathering and processing facilities. It is anticipated that the well will commence production at a rate in excess of 20 mmscf/d by the end of first Quarter of 2007.

Downhole pressure recorders remain in the hole to record build up information that will assist in fully evaluating the well and reservoir. Detailed analysis of the test results will be conducted once the pressure recorders are retrieved. Grand Banks is the operator of the well and has a 16.67% (non-reverting) working interest.

Grand Banks is also in the final licencing process for a second well at Tower Creek. The Grand Banks et al 11-26-55-27W5M Devonian Wabamun test will target sweet gas from a high deliverability fractured reservoir that has been identified using high quality 3D seismic. This well is expected to commence drilling operations in the fourth Quarter of 2006 or when a suitable drilling rig is contracted.

Grand Banks is listed on the TSX-Venture Exchange under the symbol GBE.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.

File No. 82-34896

GRAND BANKS ENERGY CORPORATION
2006 Second Quarter Interim Report (unaudited)


SEC MAIL PROCESSING
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BALANCE SHEETS

	June 30, 2006	December 31, 2005
(000s) (unaudited)	*($)*	*($)*
ASSETS		
Current		
Cash and cash equivalents	**1,976**	5,443
Accounts receivable	**2,193**	3,656
Cash calls receivable	**2,748**	2,042
Prepaid expenses and advances	**74**	100
	6,991	11,241
Property and equipment *(Note 2)*	**35,380**	28,005
Future tax asset *(Note 6)*	**-**	3,090
	42,371	42,336
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**13,002**	9,464
Asset retirement obligation *(Note 3)*	**753**	894
	13,755	10,358
Shareholders' Equity		
Equity instruments *(Note 4)*	**26,266**	29,228
Share purchase loans	**(48)**	(48)
Contributed surplus *(Note 5)*	**2,254**	1,790
Retained earnings	**144**	1,008
	28,616	31,978
	42,371	42,336

See accompanying notes to the financial statements.

On behalf of the Board of Directors:

W.J. McNAUGHTON
Chairman of the Audit Committee

KENNETH H. HAYES
Director

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	**2006**	2005
(000s, except per share amounts) (unaudited)	*($)*	*($)*	*($)*	*($)*
Revenue				
Crude oil and liquids	**3,215**	848	**6,527**	1,312
Natural gas	**856**	3,794	**2,150**	5,200
Royalty and process income	**-**	4	**1**	21
Interest income	**17**	40	**42**	74
	4,088	4,686	**8,720**	6,607
Less: royalties	**(784)**	(1,214)	**(1,571)**	(1,664)
	3,304	3,472	**7,149**	4,943
Expenses				
Accretion of asset retirement obligation *(Note 3)*	**20**	16	**39**	32
Depletion and amortization	**2,438**	3,516	**5,286**	4,530
General and administrative	**364**	285	**666**	539
Interest	**56**	23	**104**	51
Production	**674**	483	**1,366**	816
Stock-based compensation *(Note 7)*	**191**	97	**552**	205
	3,743	4,420	**8,013**	6,173
Net (loss) for the period	**(439)**	(948)	**(864)**	(1,230)
Future tax recovery	**-**	1,967	**-**	1,967
Net income (loss) for the period	**(439)**	1,019	**(864)**	737
Retained earnings, (deficit) beginning of period	**583**	(204)	**1,008**	78
Retained earnings (deficit), end of period	**144**	815	**144**	815
Loss per share				
Basic and diluted *(Note 4(c))*	**(0.01)**	0.04	**(0.03)**	0.03

See accompanying notes to the financial statements.

GRAND BANKS ENERGY CORPORATION
2006 Second Quarter Interim Report (unaudited)

STATEMENTS OF CASH FLOWS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	**2006**	2005
(000s) (unaudited)	*($)*	*($)*	*($)*	*($)*
Cash flows from operating activities				
Net less income for the period	**(439)**	1,019	**(864)**	737
Adjustments for:				
Accretion of asset retirement obligation *(Note 3)*	**20**	16	**39**	32
Asset retirement costs incurred	**(1)**	-	**(1)**	-
Depletion and amortization	**2,438**	3,516	**5,286**	4,530
Stock-based compensation	**191**	97	**552**	205
Future income tax recovery	**-**	(1,967)	**-**	(1,967)
Funds flow from operations	**2,209**	2,681	**5,012**	3,537
Changes in non-cash operating working capital balances *(Note 9)*	**526**	797	**485**	107
	2,735	3,478	**5,497**	3,644
Cash flows from financing activities				
Issue of shares, net	**-**	33	**40**	5,853
Change in non-cash working capital	**-**	-	**-**	214
	-	33	**40**	6,067
Cash flows from investing activities				
Proceeds on disposal of property and equipment	**10**	1,085	**123**	1,085
Additions to property and equipment	**(5,436)**	(3,105)	**(12,745)**	(9,778)
Change in non-cash investing working capital *(Note 9)*	**44**	(2,851)	**3,618**	(1,981)
	(5,382)	(4,871)	**(9,004)**	(10,674)
Decrease in cash and cash equivalents	**(2,647)**	(1,360)	**(3,467)**	(963)
Cash and cash equivalents, beginning of period	**4,623**	7,249	**5,443**	6,852
Cash and cash equivalents, end of period	**1,976**	5,889	**1,976**	5,889

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

June 30, 2006 and 2005

1. Nature of Operations

Grand Banks Energy Corporation's ("Grand Banks" or "the Corporation") principal business is the exploration, development and production of oil and gas properties. The Corporation was originally incorporated on June 25, 1969 under the British Columbia Companies Act and changed its name from Pacific Amber Resources Ltd. to Grand Banks Energy Corporation in 2003. The Corporation has been continued under the Alberta Business Corporations Act. The Corporation's common voting shares are listed on the TSX Venture Exchange.

The unaudited interim financial statements of the Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited interim financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. Certain information and disclosures normally required to be included in the notes to the annual financial statements have been condensed or omitted. The interim financial statements should be read in conjunction with the financial statements and the notes hereto for the year ended December 31, 2005, except as otherwise noted.

The financial statements of Grand Banks Energy Corporation ("the Company") as at June 30, 2006 have been compiled by management and approved by the Company's Audit Committee on August 22, 2006. These interim financial statements and MD&A have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, Deloitte & Touche.

2. Property and Equipment

	Cost	Accumulated Depletion and Amortization	Net Book Value
(000s)	*($)*	*($)*	*($)*
June 30, 2006			
Furniture and equipment	**116**	**52**	**64**
Petroleum and natural gas properties	**53,464**	**18,148**	**35,316**
	53,580	**18,200**	**35,380**
December 31, 2005			
Furniture and equipment	97	44	53
Petroleum and natural gas properties	40,823	12,871	27,952
	40,920	12,915	28,005

Future development costs relating to proved reserves of $993,000 (December 31, 2005 – $2,885,000) have been included in the depletion calculation. The Corporation capitalized $Nil (June 30, 2005 - $155,600) of general and administrative costs during the six months ended June 30, 2006. The Corporation excluded $4,767,000 (December 31, 2005 – $1,931,000) of undeveloped properties from the depletion calculation as follows:

2. Property and Equipment (continued)

	June 30 2006	December 31 2005
(000s)	*($)*	*($)*
Unproven costs		
Land	**1,228**	1,430
Geological and geophysical	**530**	278
Drilling and completion	**3,009**	223
	4,767	1,931

The Corporation performed a ceiling test calculation at June 30, 2006 to assess the recoverable value of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Corporation's independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to the Corporation. The following table summarizes the future benchmark prices used in the December 31, 2005 reserve report. Based on these assumptions there was no impairment at June 30, 2006.

Year	WTI Oil	CDN/US Exchange Rate	AECO Gas
	($US/bbl)	*($)*	*($CDN/mmbtu)*
2006	60.00	0.85	9.85
2007	57.50	0.85	9.00
2008	55.00	0.85	8.00
2009	52.50	0.85	7.50
2010	50.00	0.85	7.00
2011	47.50	0.85	7.14

Escalate thereafter 2.0% per year.

3. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	June 30 2006	December 31 2005
(000s)	*($)*	*($)*
Balance, beginning of year	**894**	341
Liabilities incurred in period	**39**	662
Asset retirement costs incurred	**(1)**	(274)
Loss on settlement of asset retirement obligation	**-**	98
Accretion expense	**39**	67
Balance, end of period	**971**	894
Less current portion	**(218)**	-
	753	894

3. Asset Retirement Obligation – (continued)

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation is estimated at $1,691,000 (December 31,2005 – $1,354,000). The obligation was calculated using a credit-adjusted risk free discount rate of 8% and an inflation rate of 2%. It is expected that this obligation will be funded from the Corporation's general resources at the time the costs are incurred with the majority of costs expected to occur between 2009 and 2015. No funds have been set aside to settle this obligation.

4. Equity Instruments

(a) Authorized

The authorized share capital consists of an unlimited number of common shares without nominal or par value.

(b) Issued and Outstanding

	Shares	Amount
(000s)	*(#)*	*($)*
Balance, December 31, 2004	23,272	18,159
Issued on exercise of warrants *(Note 4(g))*	1,808	2,259
Flow-through shares issued *(Note 4(h))*	4,670	9,190
Share issue costs	-	(380)
Balance, December 31, 2005	29,750	29,228
Issued on exercise of options *(Note 4(e))*	40	40
Transfer from contributed surplus	-	88
Tax effect flow-through shares (1)	-	(3,090)
Balance at June 30, 2006	**29,790**	**26,266**

(1) Calculated at an effective rate of 31.62% on renounced expenditures.

(c) Per Share Amounts

The following table summarizes the calculation of basic net loss and diluted net loss per share for the six months ended June 30, 2006 and 2005:

June 30,	**2006**	2005
(000s, except per share amounts)	*($)*	*($)*
Net income (loss) available to common shareholders	**(864)**	737
Weighted average number of common shares outstanding – basic	**29,779**	25,461
Dilutive effect of stock options	**823**	473
Dilutive effect of warrants	**-**	433
Weighted average number of common shares outstanding – diluted	**30,602**	26,367
Net loss per share		
Basic	**(0.03)**	0.03
Diluted	**(0.03)**	0.03

4. Equity Instruments (continued)

(d) Flow-Through Share Information

	June 30 2006	December 31 2005
(000s)	($)	($)
Remaining obligation, beginning of year	**6,740**	5,000
Amount of flow-through shares issued	**-**	9,190
Expenditures incurred	**(4,940)**	(7,450)
Remaining obligation, end of period	**1,800**	6,740

(e) Stock Options

The Option Plan allows directors, employees and consultants to be granted incentive based compensation under the Option Plan while allowing a rolling maximum of 10% of the number of issued and outstanding shares from time-to-time to be granted under the Option Plan. Options may be granted under the Option Plan with no vesting provisions at an exercise price as set by the Board of Directors of the Corporation from time-to-time, subject to the limitations of any stock exchange on which the common shares are listed.

As at June 30, 2006, the Corporation had the following stock options outstanding:

	Share Options	Option Price Per Share Range	Weighted Average Exercise Price
	(#000s)	($)	($)
Outstanding, December 31, 2005	2,310	1.00 – 1.25	1.10
Granted	695	1.65	1.65
Exercised	(40)	1.00	1.00
Granted	10	1.80	1.80
Outstanding, June 30, 2006	**2,975**	**1.00 – 1.80**	

4. Equity Instruments (continued)

The following table summarizes information about the stock options outstanding at June 30, 2006 and December 31, 2005:

	Options Outstanding			Options Currently Exercisable		
Option Price	Share Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
($)	*(#000s)*	*(Years)*	*($)*	*(#000s)*	*(Years)*	*($)*
June 30, 2006						
1.00	**155**	**2.5**	**1.00**	**155**	**2.5**	**1.00**
1.05	**1,385**	**3.9**	**1.05**	**1,192**	**3.7**	**1.05**
1.15	**150**	**4.3**	**1.15**	**100**	**3.8**	**1.15**
1.25	**580**	**5.1**	**1.25**	**193**	**4.1**	**1.25**
1.65	**695**	**5.6**	**1.65**	**232**	**4.6**	**1.65**
1.80	**10**	**5.9**	**1.80**	**3**	**4.9**	**1.80**
	2,975	**4.5**	**1.23**	**1,875**	**3.7**	**1.15**
December 31, 2005						
1.00	195	3.2	1.00	155	2.6	1.00
1.05	1,385	4.4	1.05	923	3.9	1.05
1.15	150	4.8	1.15	100	4.3	1.15
1.25	580	5.6	1.25	194	4.6	1.25
	2,310	4.6	1.10	1,372	3.9	1.08

(f) Warrants

As at June 30, 2006, the Corporation had nil share purchase warrants outstanding as shown in the following table:

Issued	Expiry	Warrant Options	Average Price
		(#000s)	*($)*
Outstanding at December 31, 2004	Aug. & Sept. 2005	2,344	1.25
Exercised		(1,808)	1.25
Expired	Aug. & Sept. 2005	(536)	1.25
Outstanding at December 31, 2005 and June 30, 2006		-	-

(g) Issued on Exercise of Options and Warrants

During 2006, the Corporation issued 40,000 (2005 – 1,808,000) common shares at $1.00 to $1.25 per share for cash on the exercise of options and warrants.

(h) Common Shares Issued for Cash

In February 2005, the Corporation issued 3,000,000 flow-through shares at $1.95 per share for gross proceeds of $5,850,000. In December 2005, the Corporation issued 1,670,000 flow-through shares at $2.00 per share for gross proceeds of $3,340,000..

5. Contributed Surplus

	June 30 2006	December 31 2005
(000s)	*($)*	*($)*
Balance, beginning of year	**1,790**	1,107
Stock compensation costs	**552**	683
Transfer to equity instruments	**(88)**	-
Balance, end of period	**2,254**	1,790

6. Income Taxes

(a) The effective tax rate of income tax varies from the statutory rate as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
0	**2006**	2005	**2006**	2005
(000s)	*($)*	*($)*	*($)*	*($)*
Combined federal and provincial tax rates	**36.1%**	33.6%	**36.1%**	33.6%
Expected income tax recovery at statutory rate	**(168)**	(308)	**(311)**	(414)
Alberta Royalty Tax Credit	**(24)**	(30)	**(43)**	(39)
Crown charges	**66**	180	**111**	294
Resource allowance	**(92)**	(180)	**(187)**	(248)
Stock-based compensation	**78**	28	**199**	69
Other	**(53)**	2	**1**	2
Change in tax rates	**(469)**	-	**(469)**	-
Change valuation allowance	**662**	2,275	**699**	2,303
Actual income tax provision	**-**	1,967	**-**	1,967

(b) Subject to confirmation by income tax authorities, the Corporation had the following tax pools available to reduce future taxable income:

	June 30 2006	December 31 2005
(000s)	*($)*	*($)*
Cumulative Canadian development expenses	**10,306**	8,182
Cumulative Canadian exploration expenses	**9,744**	9,918
Cumulative Canadian oil and gas property expenses	**2,687**	1,532
Foreign exploration and development expenses	**8,504**	8,948
Earned depletion	**-**	388
Undepreciated capital cost	**6,559**	4,773
Non-capital losses carried forward for tax purposes expiring between 2007 and 2014	**7,317**	8,745
Undeducted share issue costs carried forward	**750**	958
	45,867	43,444

6. Income Taxes continued

The tax benefit of these tax pools in excess of carrying values has only been recognized to the extent of the future tax liability triggered by the issue of flow-through shares in 2005. A valuation allowance has been recorded for the remainder as the excess does not meet the test of more likely than not realization.

(c) At June 30, 2006, the Corporation had approximately $ 1,497,000 (2005 – $1,497,000) of capital losses available that have no expiry date and can be used to reduce future capital gains. The tax benefit of these losses has also not been recognized as a future asset as the ultimate realization of the asset value is uncertain.

(d) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Corporation's future income tax assets and liabilities are as follows:

	June 30 2006	December 31 2005
(000s)	*($)*	*($)*
Nature of temporary differences		
Property and equipment	**1,254**	4,928
Asset retirement obligation	**(224)**	(301)
Unused non-capital tax losses carried forward	**2,174**	2,955
Share issue costs	**223**	305
Unused capital losses carried forward	**111**	126
Other	**38**	-
	3,576	8,013
Valuation allowance	**(3,576)**	(4,923)
Future income tax asset (liability)	**-**	3,090

7. Stock Compensation

The total fair value of share options granted during the period was estimated at $792,000 (June 30, 2005 – $Nil) using the Black-Scholes option pricing model with the following assumptions:

June 30,	2006	2005
Dividend yield	**NIL**	
Expected volatility *(%)*	**74**	
Risk free rate of return *(%)*	**4.5**	
Weighted average life *(years)*	**5**	

8. Related Party Transactions

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties. Except as disclosed elsewhere in the financial statements, the Corporation had the following related party transactions:

(a) The Corporation conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

8. Related Party Transactions- (continued)

(b) The Corporation incurred consulting fees of $115,000 (2005 – $60,000) to companies controlled by officers of the Corporation for the six months ended June 30, 2006. These officers did not receive a salary during the period covered by the consulting fees.

(c) Included in general and administrative expenses is $24,000 (2005 - $24,000) paid for directors' fees to independent directors for the six month period ended June 30, 2006.

(d) Included in other income is $1,200 (2005 – $5,700) of interest charged on the share purchase loans for the six month period ended June 30, 2006.

9. Statement of Cash Flows

(a) Changes in non-cash working capital balances are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	**2006**	2005
(000s)	*($)*	*($)*	*($)*	*($)*
Accounts receivable	**607**	(1,221)	**1,463**	(1,586)
Cash calls receivable	**848**	(281)	**(706)**	119
Prepaid expenses and advances	**14**	48	**26**	29
Share purchase loans	**-**	-	**-**	214
Accounts payable and accrued liabilities	**(899)**	(600)	**3,320**	(436)
	570	(2,054)	**4,103**	(1,660)
Less amounts related to investing activities	**44**	(2,851)	**3,618**	(1,981)
Less amounts related to financing activities	**-**	-	**-**	214
	526	797	**485**	107

(b) In the quarter ended June 30, 2006, the cash interest paid was $67,143 (June 30, 2005 – $54,109).


SEC MAIL
PROCESSING
RECEIVED
SEP 0 5 2006
WASH. D.C.
209
SECTION

Form 52-109F2 – Certification of Interim Filings

I, DAVID BLAIN, CHIEF FINANCIAL OFFICER OF GRAND BANKS ENERGY CORPORATION certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation, (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 22, 2006

"signed David Blain"
David Blain
Chief Financial Officer

File No. 82-34896


SEC MAIL PROCESSING
RECEIVED
SEP 0 5 2006
WASH, D.C.
209
SECTION

Form 52-109F2 – Certification of Interim Filings

I, EDWARD C. MCFEELY, PRESIDENT AND CEO OF GRAND BANKS ENERGY CORPORATION certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation, (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 22, 2006

"signed Edward C. McFeely"
Edward C. McFeely
President & CEO


SEC MAIL
SEP 0 5 2006
WASH, D.C.



Grand Banks
Energy Corporation

Management Discussion and Analysis

For the Six Months Ended June 30, 2006 (unaudited)

HIGHLIGHTS

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	Change	**2006**	2005	Change
(000s, except per share amounts)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Financial Results						
Gross revenues	**4,088**	4,686	**(13)**	**8,720**	6,607	32
Loss before income taxes	**(439)**	(948)	**(54)**	**(864)**	(1,230)	(30)
Net income (loss)	**(439)**	1,019	**(143)**	**(864)**	737	(217)
Per share – basic	**(0.01)**	0.04	**(125)**	**(0.03)**	0.03	(200)
Per share – diluted	**(0.01)**	0.04	**(125)**	**(0.03)**	0.03	(200)
Funds flow from operations [(1)]	**2,209**	2,681	**(18)**	**5,012**	3,537	42
Per share – basic	**0.07**	0.10	**(30)**	**0.17**	0.14	21
Per share – diluted	**0.07**	0.10	**(30)**	**0.16**	0.13	23
Additions to property and equipment, net of proceeds	**5,426**	2,020	**169**	**12,622**	8,693	45
Total assets		-		**42,371**	31,492	35
Working capital		-		**(6,011)**	4,499	(234)
Asset retirement obligation		-		**753**	827	(9)
Flow-through share obligations		-		**1,800**	6,350	(72)
(000s)	*(#)*	*(#)*	*(%)*	*(#)*	*(#)*	*(%)*
Share Data						
Equity outstanding at June 30,						
Common shares				29,790	26,568	12
Stock options				2,975	1,730	72
Warrants				-	1,512	(100)
Fully diluted				32,765	29,810	10
Sales Volumes (average)						
Crude oil and liquids *(bbls/d)*	**527**	180	**193**	**585**	139	321
Natural gas (mcf/d)	**1,561**	5,653	**(72)**	**1,702**	3,948	(57)
Royalty income *(boe/d)*	**-**	1	**(100)**	**-**	2	(100)
Average boe/d *(6:1)*	**787**	1,123	**(30)**	**868**	799	9
Product Prices (average)						
Crude oil and liquids *($/bbl)*	**67.10**	51.82	**29**	**61.69**	52.16	18
Natural gas ($/mcf)	**6.02**	7.37	**(18)**	**6.98**	7.28	(4)
	($/boe)	*($/boe)*	*(%)*	*($/boe)*	*($/boe)*	*(%)*
Netback Analysis						
Oil and gas revenue *(6:1)*	**56.86**	45.48	**25**	**55.22**	45.15	22
Royalty expense	**10.95**	11.88	**(8)**	**10.00**	11.50	(13)
Operating costs	**9.41**	4.73	**99**	**8.69**	5.64	54
Netback	**36.50**	28.87	**26**	**36.53**	28.01	30

(1) Funds flow from operations is a non-GAAP measure that represents net income plus depletion, depreciation and amortization, stock-based compensation, future taxes and other non-cash expenses. See further discussion under Non-GAAP Measures in the Management's Discussion and Analysis.

LETTER TO SHAREHOLDERS

The second quarter of 2006 was one of the most significant in the history of Grand Banks Energy Corporation. The highlight of the quarter was the successful drilling of a 4,900 meter exploratory Leduc test at Tower Creek (previously called "Harley"), located near Hinton, Alberta. Grand Banks operated the drilling of the Grand Banks et al Tower Creek 2-21-55-27 W5M well and holds a 16.67% working interest. This well encountered a gas-charged Leduc carbonate reef buildup approximately 190 meters above the lower Leduc platform. An open hole section of 95 meters of reef exhibiting hydrocarbon shows and reservoir quality porosity was exposed below a liner. The well was completed, followed by stimulation and production testing in July. The final (restricted) stabilized production rate was 14.7 MMcf/d of raw gas at a flowing tubing pressure of 3,770 psi. No formation water was indicated on logs or in the production test.

The results of the well have exceeded the best case scenario that had been postulated prior to drilling. An independent reserve evaluation is underway that will use seismic and log data along with production test data to quantify reserve size.

Preliminary field work has begun to tie in the well with targeted on production date of Q1 2007. Raw gas production flow rates are expected to be in the 20 to 25 MMcf/d range. Net sales gas (after shrinkage) to Grand Banks is expected to be 2.4 to 3.0 MMcf/d or 400 to 500 boe/d.

A drilling license was issued yesterday for a follow up location at Tower Creek (Grand Banks pays 15.3% of well costs to get a 13.2% working interest) targeting sweet gas from a 3D seismically defined Wabamun anomaly indicative of a high-deliverability, fractured, over-pressured gas reservoir (at a depth of about 4,500 meters). Grand Banks will operate the drilling of a test well located at 11-26-55-22 W5M. Under the terms of a joint venture agreement, an election to drill the well must be made prior to November 29, 2006 with actual drilling to commence within 180 days of that date, subject to rig availability and regulatory approvals (the term of the mineral lease is until 2009). Once partner approval is obtained and a suitable drilling rig is contracted, we intend to drill the well this fall or early winter. An analog Wabamun gas producer located about 6 miles to the southwest of our location exhibits an identical 3D seismic signature and produced at initial gross rates of 30 MMcf/d. Our location has the potential, with success, to add another 300 to 500 net boe/d of sales volumes to Grand Banks.

Total production for the second quarter of 2006 averaged 787 boe/d, which is an 18% reduction from the first quarter 2006 and a substantial reduction from our average production rates of 1,123 boe/d in the second quarter of 2005. The reduction in our corporate volumes from Q1 to Q2 of 2006 resulted from a number of factors including natural declines from flush rates in a number of horizontal oil wells, in addition to shut-ins of single well oil batteries over spring break-up.

The primary reason for the larger year over year reduction in production volumes from Q1 2005 to Q1 2006 was the predicted rapid decline in gas production from a high working interest (88%) high deliverability gas well at Virginia Hills, Alberta that was brought on production in Q2 2005. To replace the production volumes from that well we employed a strategy to invest our capital to develop light oil production by drilling our lands in the Williston Basin area of southeast Saskatchewan and western Manitoba. We drilled a number of successful light oil wells in the latter part of 2005 which have resulted in our corporate production now consisting of about 70% light oil. The high netbacks and lower royalties from this oil production have helped to offset the reduction in cash flow from reduced gas volumes. More importantly, our production base is now much more stable, and we expect further substantial increases in our reserve life due to our success at Tower Creek.

After a pause in our oil drilling program due to break-up and the lending of our contracted rig to other operators for the drilling of three wells, we have resumed our light oil drilling program in our two core areas located in the Williston Basin.

In southeast Saskatchewan, we operate (with a 50% working interest) an exploration farm-in joint venture that gives us access to 30,000 gross acres of land. During the second quarter, we drilled 2 successful horizontal Bakken oil wells (Grand Banks 50%) in the Stoughton area. Current net total production from

these wells is 45 bopd. The wells are located in a very active area of horizontal Bakken formation oil development. We estimate that there are at least 20 gross (about 7 to 10 net) horizontal drilling locations on earned lands that are prospective for Bakken development, with the potential to double that number with the earning of additional lands in the area.

In the Bakken-Three Forks formation light oil play in Manitoba and Eastern Saskatchewan (the "Sinclair" area), we have identified at least 20 prospective locations (mostly at a 100% working interest). Most of these are lower risk development locations of which several will be horizontal wells. Using our contracted rig to continuously drill light oil wells in our Williston Basin core areas, we have a current drilling inventory of approximately 2 years with the potential to substantially expand this inventory depending on drilling results and well performance.

Grand Banks will continue its strategy of drilling select deeper gas exploration targets to provide the potential for large increases in reserves and production. These prospects will complement our light oil development strategy by balancing risk as well as commodity type, and are particularly well suited for financing by the issuance of flow through shares, especially given that our tax pools exceed $45 million.

In Kakwa, Alberta, Grand Banks owns a 35% working interest in a section of land that directly offsets a Falher gas well that is producing at a rate reported to be in excess of 10 MMcf/d. Grand Banks plans to participate in the drilling of a development well targeting that zone, with spudding expected within two weeks and completion of drilling expected around the end of September. Our current gas prospect inventory also includes interests in two other deep gas prospects in Alberta, located at Bonanza and Saddle Hills. These prospects have not yet been scheduled for drilling by the operators.

Our net debt (including working capital) at the end of Q2 2006 stood at about $6 million. Based upon our recent success at Tower Creek and else where, we have commissioned a reserve update by our independent engineering firm to support a request to increase our bank lines from their current level of $10 million. Our capital expenditures in the second half of 2006 are expected to in the range of $16 million.

Success with the drill-bit has positioned us to take the company to the next stage of growth whereby we can consolidate a solid production base well above 1,000 boe/d once the Tower Creek 2-21 well is on production. Our planned drilling program gives us the potential for significant additional growth beyond that.

On behalf of the Board of Directors,

[signature]

Edward C. McFeely
August 22, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Grand Banks and accompanying notes for the six months ended June 30, 2006 and 2005. In this MD&A, production and reserves information are commonly reported in units of barrels of oil equivalent ("boe"). For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil. This conversion ratio of 6:1 is based on an energy equivalent wellhead value for the individual products. Such disclosures of boes may be misleading, particularly if used in isolation. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A and the unaudited interim financial statements and accompanying notes have been prepared by management and approved by the Audit Committee of the Board of Directors of Grand Banks and include information to August 22, 2006. These interim financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, Deloitte & Touche.

All financial measures presented in this Interim Report are expressed in Canadian dollars unless otherwise indicated.

Operations

Drilling

During the second quarter of 2006, Grand Banks participated drilling in 3 (0.91 net) wells. The Corporation operated 2 (0.67 net) of these wells. This program resulted in 2 (0.75 net) oil wells and 1 (0.17 net) standing natural gas well for an average 100% success rate. The two oil wells are currently on production. The standing natural gas well Grand Banks et al Tower Creek 2-21-55-27 W5M was completed in the third quarter 2006. Grand Banks is operator of the well and participating for a 16.67% (non-reverting) working interest. The well which tested natural gas from a Leduc pinnacle reef, is expected to be on production in the first quarter of 2007.

Sales Volumes

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	Change	**2006**	2005	Change
Sales Volumes (average)			*(%)*			*(%)*
Crude oil and liquids *(bbls/d)*	**527**	180	**193**	**585**	139	321
Natural gas *(mcf/d)*	**1,561**	5,653	**(72)**	**1,702**	3,948	(57)
Royalty income *(boe/d)*	**-**	1	**(100)**	**-**	2	(100)
Average boe/d *(6:1)*	**787**	1,123	**(30)**	**868**	799	9

Total sales decreased to an average of 787 boe/d in the second quarter of 2006 from 1,123 boe/d in the same period in 2005. The 336 boe/d decline was due to a 4,092 mcf/d decrease in natural gas volumes offset by a 347 bbls/d increase in crude oil and liquids volumes. The increases in oil and liquids resulted mainly from new wells at Kingsford in southeast Saskatchewan and from the Sinclair area in southwestern Manitoba. The decline in natural gas volumes was primarily due to expected natural declines at Virginia Hills in Alberta. For the six months ended June 30, 2006 sales volumes increased by 9% to 868 boe/d from 799 boe/d in the same period in 2005. All of the Corporation's sales volumes consisted of natural gas and light to medium crude oil, with no heavy oil.

Financial Results

The following comments relate to results for the three and six months ended June 30, 2006 compared with the same periods in 2005 unless otherwise stated.

Gross Revenues

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Crude Oil and liquids	**3,215**	848	279	**6,527**	1,312	397
Natural gas (mcf/d)	**856**	3,794	(77)	**2,150**	5,200	(59)
Royalty income (boe/d)	**-**	4	(100)	**1**	21	(95)
Interest and other income	**17**	40	(58)	**42**	74	(43)
	4,088	4,686	(13)	**8,720**	6,607	32

In the second quarter of 2006, total gross revenues decreased $598,000 or 13% due to a 30% decline in total product sales volumes partially offset by a 25% increase in product prices. Crude oil and liquids revenues were $3,215,000 in the second quarter of 2006 compared with $848,000 in the same quarter in 2005. The $2,367,000 or 279% increase was due to a 193% rise in crude oil and liquids volumes combined with a 29% increase in prices. Natural gas revenues totaled $856,000, down $2,938,000 or 77% from $3,794,000 in 2005, due to a 72% decrease in natural gas volumes and an 18% decline in product prices. For the six months ended June 30, 2006, total gross revenues increased by $2,113,000 or 32% due to a 9% increase in sales volumes and a 22% increase in average product prices. Interest income declined due to lower average cash balances earning interest. The Corporation has not hedged any of its production.

Royalty Expenses

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Royalty Expenses	**784**	1,214	(35)	**1,571**	1,664	(6)
$/boe	**10.95**	11.88	(8)	**10.00**	11.50	(13)
Royalty rate	**19.3%**	26.2%		**18.1%**	25.6%	

For the three months ended June 30, 2006, the amount of royalties decreased compared to the same period in 2005, due to lower sales revenue combined with an increased proportion of revenue from new wells with royalty holidays. For the six months ended June 30, 2006, royalty costs decreased due to an increased proportion of revenues from new wells with royalty holidays.

Production Expenses

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Production Expenses	**674**	483	40	**1,366**	816	67
$/boe	**9.41**	4.73	99	**8.69**	5.64	54

The increase in $/boe was the result of a large decline in low cost gas volumes produced at Virginia Hills in Alberta. Current production costs reflect the greater increase in oil production and its higher per unit production costs.

Depletion, Depreciation and Accretion ("DD&A")

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Depletion and depreciation	**2,438**	3,516	(31)	**5,286**	4,530	17
Accretion of Asset Retirement Obligations	**20**	16	25	**39**	32	18
	2,458	3,532	(30)	**5,325**	4,562	17
$/boe	**34.33**	34.58	(1)	**33.88**	31.53	7

The decrease in depletion, depreciation and accretion costs for the three months ended June 30, 2006 was primarily due to a decrease in production volumes versus the same quarter in 2005. Probable reserves and unevaluated property costs are not included in the depletion calculation. No proved reserves were assigned to the Tower Creek 2-21-55-27W5 well at June 30, 2006 as the well was not tested until the third quarter of 2006. For the six months ended June 30, 2006, depletion, depreciation and accretion costs increased 17% due to a 9% increase in production volumes and a 3% increase in depletion rate.

Interest

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Interest Expenses	**56**	23	143	**104**	51	104
$/boe	**0.78**	0.23	239	**0.66**	0.35	89

The increase in interest costs in 2006 was due higher loan fees and an increase in interest bearing flow through share obligations compared with 2005.

General and Administrative Costs

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Gross General and Administrative costs	**492**	367	34	**973**	740	31
Overhead recovered	**(128)**	(5)	2,460	**(307)**	(46)	(567)
Overhead capitalized	**-**	(77)	100	**-**	(155)	100
	364	285	28	**666**	539	24
$/boe	**5.08**	2.79	82	**4.24**	3.72	14

General and administrative costs increased due primarily to costs of expanded operations and reduced overhead capitalized partially offset by increased recoveries from operations. Overhead recoveries increased due to more operated capital projects. The decrease in capitalized overhead was due to higher overhead recovered. For the three months ended June 30, 2006 the 82% increase in the cost per boe was attributable to lower production volumes partially offset by increased general and administrative costs.

Stock-Based Compensation

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Stock-Based Compensation	**191**	97	97	**552**	205	169
$/boe	**2.67**	0.95	181	**3.51**	1.42	147

Stock-based compensation costs increased in the second quarter and first half of 2006 as the Corporation issued 705,000 stock options in 2006 compared with none issued in the first half of 2005. Stock-based compensation costs are amortized over the vesting period, which is up to two years from the date of grant.

Net Loss

Grand Banks recorded net loss of $439,000 or $0.01 per share for the second quarter of 2006 compared with net income of $1,019,000 or $0.04 per share in 2005. The net income for the second quarter of 2005 includes a future tax recovery of $1,967,000. The loss before income taxes was $948,000 for the three months ended June 30, 2005 and $439,000 for the same period in 2006.

Liquidity and Capital Resources

At June 30, 2006, the Corporation had working capital deficiency (net debt) of $6,011,000 versus $1,777,000 working capital at December 31, 2005. During the first half of 2006, the Corporation had funds generated from operations of $5,012,000. (See "Non-GAAP Measures.") Grand Banks currently has a $10,000,000 line of credit available at the bank's prime rate plus 0.25%, which was not drawn at June 30, 2006. The Corporation has not declared any dividends.

Liquidity and Capital Resources- (continued)

The Corporation had a $1,800,000 flow-through spending obligation at June 30, 2006, which it believes will be met by the December 31, 2006 deadline.

Financing Activities

During the first quarter of 2006, the Corporation was granted an increase in its line of credit from $5,400,000 to $10,000,000.

Investing Activities

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	Change	**2006**	2005	Change
(000s)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Land	**1,018**	824	24	**1,229**	949	30
Geological and geophysical	**249**	207	20	**290**	257	13
Drilling and completion	**3,289**	1,517	117	**9,202**	7,070	30
Equipment and gathering	**871**	478	82	**2,005**	1,338	50
G&A capitalized	**-**	78	(100)	**-**	156	(100)
Office equipment	**9**	1	800	**19**	8	138
	5,436	3,105	75	**12,745**	9,778	30
Proceeds of disposition	**(10)**	(1,085)	(99)	**(123)**	(1,085)	(89)
Additions to property and equipment, net of proceeds	**5,426**	2,020	169	**12,622**	8,693	45

The increase in capital spending was primarily due to the 2-21-55-27W5 well at Tower Creek and production facilities at Kingsford.

Financial Instruments

Grand Banks has not entered into any commodity or financial instrument hedges, however, it does carry various forms of financial instruments, all of which are recognized in the Corporation's financial statements. Unless otherwise indicated in the financial statements, it is management's opinion that the Corporation is not exposed to excessive interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise indicated. The Corporation has no unrecognized gains or losses on its financial instruments.

Obligations

As of June 30, 2006	Payments Due By Period				
	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
(000s)	*($)*	*($)*	*($)*	*($)*	*($)*
Office lease	1,485	87	530	595	273
Flow-through shares	1,800	1,800	-	-	-
Operating leases	27	27	-	-	-
Lease rentals land	471	91	159	176	45
Asset retirement obligations	1,691	218	105	6	1,362
Total contractual obligations	5,474	2,223	794	777	1,680

At June 30, 2006, the Corporation had no outstanding bank debt, however the Corporation did have negative working capital of $6,011,000 at that time.

Transactions with Related Parties

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties.

(a) The Corporation conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

(b) Consulting fees of $115,000 (2005 – $60,000) were incurred to companies controlled by officers of the Corporation for the period ended June 30, 2006. These officers did not receive a salary during the period covered by the consulting fees.

(c) Included in general and administrative expenses is $24,000 (2005 – $24,000) relating to directors' fees paid to independent directors.

(d) Included in other income is $1,200 (2004 – $5,700) of interest charged on the share purchase loans.

Summary of Quarterly Results

Three Months Ended	Sep.30, 2004	Dec.31, 2004	Mar.31, 2005	Jun.30, 2005	Sep.30, 2005	Dec.31, 2005	Mar.31, 2006	**Jun.30, 2006**
Sales Volumes								
Crude oil and liquids *(bbls/d)*	70	81	98	180	227	522	643	**527**
Natural gas *(mcf/d)*	362	904	2,224	5,653	4,755	2,690	1,844	**1,561**
Royalty income *(boe/d)*	8	7	4	1	1	-	-	**-**
Average boe/d *(6:1)*	139	238	473	1,123	1,021	970	951	**787**
Product Prices								
Crude oil and liquids *($/bbl)*	51.47	48.71	52.79	51.82	60.38	57.34	57.21	**67.10**
Natural gas *($/mcf)*	6.20	6.75	7.02	7.37	8.74	11.60	7.80	**6.02**
Oil equivalent *($/boe)*	44.35	43.29	41.97	45.48	54.23	63.01	53.84	**56.86**
(000s, except per share amounts)	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*
Financial Results								
Gross revenues	606	993	1,921	4,685	5,117	5,653	4,632	**4,088**
Net income (loss)	(50)	1,299	(282)	1,018	(1,113)	1,307	(425)	**(439)**
Per share – basic	(0.00)	0.06	(0.01)	0.04	(0.04)	0.04	(0.01)	**(0.01)**
Per share – diluted	(0.00)	0.06	(0.01)	0.04	(0.04)	0.04	(0.01)	**(0.01)**
Funds generated from operations	206	284	856	2,681	2,532	2,997	2,803	**2,209**
Additions to property and equipment, net of proceeds	1,957	9,257	6,673	2,020	5,291	8,270	7,196	**5,426**
Total assets	14,395	24,647	30,934	31,492	34,713	42,336	43,511	**42,371**
Working capital	6,388	3,802	3,805	4,499	3,745	1,777	(2,576)	**(6,011)**
Flow-through share obligation	3,786	5,000	7,350	6,350	5,350	6,740	3,500	**1,800**
Asset retirement obligation	297	341	477	827	832	894	964	**753**

Quarterly Comparison:

The quarterly results are prepared without audit or review by the Corporation's independent auditors. The table summarizes the Corporation's financial and operating results for the past eight quarters. Sales volumes are average for the period shown, net to the Corporation, before the deduction of royalties.

Sales Volumes

Sales volumes have increased from the third quarter of 2004 to the current quarter due to drilling results. The increase in natural gas volumes is due to successful drilling in Bittern Lake, Blueberry, Bonanza, Berland River, Pouce Coupe and Virginia Hills in Alberta. The subsequent decrease in natural gas volumes is the result of natural declines and a shift in capital expenditures towards oil development. Crude oil and liquid volumes rose from the third quarter of 2004 to the current quarter due to new wells at Kingsford, Sinclair and Frys in the Williston basin area of Saskatchewan and Manitoba.

Gross Revenues

Total gross revenues increased from the third quarter of 2004 to the fourth quarter of 2005 due to higher sales volumes and product prices, and decreased in the first two quarters of 2006 due to sales volumes declines combined with a decrease in natural gas prices.

Hedging

Grand Banks did not have any hedges. All of the Corporation's natural gas, crude oil and liquids were sold at spot prices, which are subject to world and North American supply and demand fundamentals.

Net Income (loss)

Grand Banks had a net loss of in all but three of the past eight quarters. Higher costs of finding proved reserves have increased depletion costs as quickly as revenues have grown. The Corporation had net income in three quarters as a result of recording a future tax benefit from flow-through shares. These future tax benefits were recorded the fourth quarter of 2004 ($2,259,000) the second quarter of 2005 ($1,967,000) and the fourth quarter of 2005 ($1,123,000) resulting in a net income for those quarters.

Other Items

Outstanding Shares, Options and Warrants

The following table is a summary of the Corporation's share capital structure:

As at	**June 30, 2006**	**August 22, 2006**
(000s)	*(#)*	*(#)*
Common shares outstanding	**29,790**	**29,790**
Options outstanding	**2,975**	**2,975**
Fully diluted	**32,765**	**32,765**

Stock Options	Shares	Weighted Average Exercise Price	Weighted Average Term
	(#000s)	*($)*	*(Years)*
Options outstanding, December 31, 2005	2,310	1.10	4.6
Options outstanding, June 30, 2006	**2,975**	**1.23**	**4.5**
Options vested, June 30, 2006	**1,765**	**1.15**	**3.7**

Accounting Policy Changes

There were no accounting policy changes in 2006.

Critical Accounting Estimates

Management is required to make judgements, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Corporation.

Reserve estimates have a significant impact on income or loss, as they are a key component in the calculation of depletion and depreciation and site restoration costs. A change in the reserve quantity estimates will result in a corresponding change in depletion, depreciation and site restoration costs. In addition, if capitalized costs are determined to be in excess of the calculated ceiling, which is based on reserve quantities and values, the excess must be written off as an expense. The reserves and estimated future net cash flow from the assets of Grand Banks have been independently evaluated by Paddock Lindstrom & Associates Ltd at December 31, 2005 and updated by management to June 30, 2006. The reserve estimates are approved by the reserves committee and the Board of Directors.

Future site restoration costs are estimated and amortized over the life of reserves. These costs were estimated by management using industry standard guidelines. A change in estimated future site restoration costs will change the amortization of site restoration costs included in depletion and depreciation expense.

Non-GAAP Measures

Funds generated from operations is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that funds generated from operations is a useful measure of financial performance. For the purposes of funds generated from operations calculations, the following table reconciles the non-GAAP financial measures "funds flowed from operations" to "net income," the most comparable measure calculated in accordance with GAAP:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	2005	**2006**	2005
(000s)	*($)*	*($)*	*($)*	*($)*
Net loss	**(439)**	1,019	**(864)**	737
Adjustments for:				
Accretion of asset retirement *obligation*	**20**	16	**39**	32
Asset retirement incurred	**(1)**	-	**(1)**	-
Depletion and amortization	**2,438**	3,516	**5,286**	4,530
Stock-based compensation	**191**	97	**552**	205
Future income tax (recovery)	**-**	(1,967)	**-**	(1,967)
Funds generated from operations	**2,209**	2,681	**5,012**	3,537

Netback is the average per unit of volume for oil and gas revenues less royalties and production costs incurred. Netback is expressed in terms of dollars per boe and is calculated in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

Forward-Looking Statements

This Annual Report contains forward-looking or outlook information with respect to Grand Banks. The use of any of the words "anticipate," "continue," "estimate," "expect," "may," "will," "project," "should," "believe," "outlook," and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the Corporation's forward-looking statements. Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Corporation will be realized, or that they will have the expected consequences or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A.

- Volatility in market prices for oil and natural gas.
- Risks inherent in the Corporation's operations.
- Geological, technical, drilling and processing problems.
- General economic conditions.
- Industry conditions, including fluctuation in the price of oil and natural gas.
- Governmental regulations.
- Fluctuation in foreign exchange and interest rates.
- Unanticipated events that can reduce production or cause production to be shut-in or delayed.
- Failure to obtain industry partners and other third party consents and approvals, when required.
- The need to obtain required approvals from regulatory authorities.
- The other factors discussed in the "Operational and Other Business Risks" section of this MD&A.

Operational and Other Business Risks

Need to Replace and Grow Reserves

The future oil and natural gas production of Grand Banks, and therefore future cash flows, are highly dependent upon ongoing success in exploring its current and future undeveloped land base, exploiting the current producing properties and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, reserves and production will decline over time as reserves are depleted.

The business of discovering, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, the ability of Grand Banks to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired.

There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace and grow production at acceptable costs.

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Grand Banks will result in new discoveries of oil and natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Grand Banks depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participation are identified, Grand Banks may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rate over time, production

delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Reserve Estimates

The production forecast and recoverable estimates contained in the Corporation's reserve report are only estimates and the actual production and ultimate recoverable reserves from the properties may be greater or less than the reserve estimates.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Grand Banks. The reserve and cash flow information set forth therein represent estimates only. The reserves and estimated future net cash flow from the assets of Grand Banks have been independently evaluated by Paddock Lindstrom at year ends. Management estimates reserve quantities at the end of each quarter. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditure, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves.

These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Corporation. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

Volatility of Oil and Natural Gas Prices

The operational results and financial condition of Grand Banks will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect of the operations, proved reserves and financial conditions of Grand Banks and could result in a reduction of the net production revenue of the Corporation causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings that might be made available to the Corporation are typically determined in part by the borrowing base of the reserves of Grand Banks. A sustained material decline in prices from historical average prices could reduce the borrowing base of the Corporation, therefore reducing the bank credit available to Grand Banks and possibly requiring that a portion of such bank debt be repaid.

Grand Banks uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed on a quarterly basis for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows.

Operational Hazards and Other Uncertainties

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts and oil spills, each of which could result in substantial damage to oil and natural gas wells, production faculties, other property and the environment or in personal injury.

In accordance with industry practice, Grand Banks is not fully insured against all of these risks, nor are all such risks insurable. Although Grand Banks maintains liability insurance, where available, in an amount that it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Grand Banks could incur significant costs that could have a material adverse affect upon its financial condition. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such equipment or access restrictions may affect the availability and/or cost of such equipment to Grand Banks and may delay exploration and development activities. To the extent Grand Banks is not the operator of its oil and gas properties, the Corporation will be dependent on other operators for timing of activities related to non-operating properties and will be largely unable to direct or control the activities of the operators.

Although property title reviews are completed according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Grand Banks, which could result in the reduction of the revenue received by the Corporation.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. Grand Banks actively competes for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than Grand Banks.

Key Personnel

The success of Grand Banks depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. Grand Banks does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Grand Banks are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

Environmental Risks

The oil and natural gas industry is subject to environmental regulations pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations and guidelines. A breach of such regulations may result in the imposition of fines or issuances of clean-up orders in respect of Grand Banks or its assets. Such regulations may be changed to impose higher standards and potentially more costly obligations on the Corporation. There can be no assurance that future environmental costs will not have a material adverse affect on Grand Banks.

Other Information

Additional information relating to Grand Banks Energy Corporation can be accessed on the Corporation's website at www.grandbanksenergy.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

CORPORATE INFORMATION

Board of Directors

Edward C. McFeely [2][3]
Chairman of the Board
President & Chief Executive Officer
Grand Banks Energy Corporation

Thomas Bamford [1][3]
Independent Businessman

Brian H. Gore [2]
Independent Businessman

Kenneth H. Hayes [1][2][3]
Chief Executive Officer
Wilderness Energy Corp.

W.J. McNaughton [1]
Independent Businessman

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Reserves Committee Member

Officers

Edward C. McFeely
President & Chief Executive Officer

Keith Wilford, P.Eng.
Vice President Operations

Shawn McDonald, LL.B.
Vice President Land

George Hassler, P.Geol.
Vice President Exploration

David Blain, C.A.
Chief Financial Officer

Andrew D. Grasby, LL.B.
Corporate Secretary
McCarthy Tetrault LLP

Head Office

Suite 1600
444 Fifth Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796
E-Mail: infogbe@grandbanksenergy.com
Website: www.grandbanksenergy.com

Auditors

Deloitte & Touche LLP

Banker

ATB Financial

Legal Counsel

McCarthy Tetrault LLP

Evaluation Engineers

Paddock Lindstrom & Associates Ltd.

Transfer Agent

Computershare Trust Company of Canada

Stock Exchange Listing

TSX Venture Exchange
Trading Symbol: GBE

ABBREVIATIONS

bbl	barrel
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mcfe	thousand cubic feet equivalent
mcfe/d	thousand cubic feet equivalent per day
mmbtu	million British Thermal Units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mmcfe	million cubic feet equivalent
mmcfe/d	million cubic feet equivalent per day
2-D	two dimensional
3-D	three dimensional

CONVERSION OF UNITS

1.0 acre	=	0.40 hectares
2.5 acres	=	1.0 hectare
1.0 bbl	=	0.159 cubic metres
6.29 bbls	=	1.0 cubic metre
1.0 foot	=	0.3048 metres
3.281 feet	=	1.0 metre
1.0 mcf	=	28.2 cubic metres
0.035 mcf	=	1.0 cubic metres
1.0 mile	=	1.61 kilometres
0.62 miles	=	1.0 kilometres

Natural gas is equated to oil on the basis of 6 mcf = 1 boe

File No. 82-34896

GRAND BANKS ENERGY CORPORATION

For Immediate Release

("GBE" – TSX-V)

Grand Banks Announces Second Quarter 2006 Results

Calgary, Alberta – August 22, 2006

The second quarter of 2006 was one of the most significant in the history of Grand Banks Energy Corporation. The highlight of the quarter was the successful drilling of a 4,900 meter exploratory Leduc test at Tower Creek (previously called "Harley"), located near Hinton, Alberta. Grand Banks operated the drilling of the Grand Banks et al Tower Creek 2-21-55-27 W5M well and holds a 16.67% working interest. This well encountered a gas-charged Leduc carbonate reef buildup approximately 190 meters above the lower Leduc platform. An open hole section of 95 meters of reef exhibiting hydrocarbon shows and reservoir quality porosity was exposed below a liner. The well was completed, followed by stimulation and production testing in July. The final (restricted) stabilized production rate was 14.7 MMcf/d of raw gas at a flowing tubing pressure of 3,770 psi. No formation water was indicated on logs or in the production test.

The results of the well have exceeded the best case scenario that had been postulated prior to drilling. An independent reserve evaluation is underway that will use seismic and log data along with production test data to quantify reserve size.

Preliminary field work has begun to tie in the well with targeted on production date of Q1 2007. Raw gas production flow rates are expected to be in the 20 to 25 MMcf/d range. Net sales gas (after shrinkage) to Grand Banks is expected to be 2.4 to 3.0 MMcf/d or 400 to 500 boe/d.

A drilling license was issued yesterday for a follow up location at Tower Creek (Grand Banks pays 15.3% of well costs to get a 13.2% working interest) targeting sweet gas from a 3D seismically defined Wabamun anomaly indicative of a high-deliverability, fractured, over-pressured gas reservoir (at a depth of about 4,500 meters). Grand Banks will operate the drilling of a test well located at 11-26-55-22 W5M. Under the terms of a joint venture agreement, an election to drill the well must be made prior to November 29, 2006 with actual drilling to commence within 180 days of that date, subject to rig availability and regulatory approvals (the term of the mineral lease is until 2009). Once partner approval is obtained and a suitable drilling rig is contracted, we intend to drill the well this fall or early winter. An analog Wabamun gas producer located about 6 miles to the southwest of our location exhibits an identical 3D seismic signature and produced at initial gross rates of 30 MMcf/d. Our location has the potential, with success, to add another 300 to 500 net boe/d of sales volumes to Grand Banks.

Total production for the second quarter of 2006 averaged 787 boe/d, which is an 18% reduction from the first quarter 2006 and a substantial reduction from our average production rates of 1,123 boe/d in the second quarter of 2005. The reduction in our corporate volumes from Q1 to Q2 of 2006 resulted from a number of factors including natural declines from flush rates in a number of horizontal oil wells, in addition to shut-ins of single well oil batteries over spring break-up.

The primary reason for the larger year over year reduction in production volumes from Q1 2005 to Q1 2006 was the predicted rapid decline in gas production from a high working interest (88%) high deliverability gas well at Virginia Hills, Alberta that was brought on production in Q2 2005. To

replace the production volumes from that well we employed a strategy to invest our capital to develop light oil production by drilling our lands in the Williston Basin area of southeast Saskatchewan and western Manitoba. We drilled a number of successful light oil wells in the latter part of 2005 which have resulted in our corporate production now consisting of about 70% light oil. The high netbacks and lower royalties from this oil production have helped to offset the reduction in cash flow from reduced gas volumes. More importantly, our production base is now much more stable, and we expect further substantial increases in our reserve life due to our success at Tower Creek.

After a pause in our oil drilling program due to break-up and the lending of our contracted rig to other operators for the drilling of three wells, we have resumed our light oil drilling program in our two core areas located in the Williston Basin.

In southeast Saskatchewan, we operate (with a 50% working interest) an exploration farm-in joint venture that gives us access to 30,000 gross acres of land. During the second quarter, we drilled 2 successful horizontal Bakken oil wells (Grand Banks 50%) in the Stoughton area. Current net total production from these wells is 45 bopd. The wells are located in a very active area of horizontal Bakken formation oil development. We estimate that there are at least 20 gross (about 7 to 10 net) horizontal drilling locations on earned lands that are prospective for Bakken development, with the potential to double that number with the earning of additional lands in the area.

In the Bakken-Three Forks formation light oil play in Manitoba and Eastern Saskatchewan (the "Sinclair" area), we have identified at least 20 prospective locations (mostly at a 100% working interest). Most of these are lower risk development locations of which several will be horizontal wells. Using our contracted rig to continuously drill light oil wells in our Williston Basin core areas, we have a current drilling inventory of approximately 2 years with the potential to substantially expand this inventory depending on drilling results and well performance.

Grand Banks will continue its strategy of drilling select deeper gas exploration targets to provide the potential for large increases in reserves and production. These prospects will complement our light oil development strategy by balancing risk as well as commodity type, and are particularly well suited for financing by the issuance of flow through shares, especially given that our tax pools exceed $45 million.

In Kakwa, Alberta, Grand Banks owns a 35% working interest in a section of land that directly offsets a Falher gas well that is producing at a rate reported to be in excess of 10 MMcf/d. Grand Banks plans to participate in the drilling of a development well targeting that zone, with spudding expected within two weeks and completion of drilling expected around the end of September. Our current gas prospect inventory also includes interests in two other deep gas prospects in Alberta, located at Bonanza and Saddle Hills. These prospects have not yet been scheduled for drilling by the operators.

Our net debt (including working capital) at the end of Q2 2006 stood at about $6 million. Based upon our recent success at Tower Creek and else where, we have commissioned a reserve update by our independent engineering firm to support a request to increase our bank lines from their current level of $10 million. Our capital expenditures in the second half of 2006 are expected to in the range of $16 million.

Success with the drill-bit has positioned us to take the company to the next stage of growth whereby we can consolidate a solid production base well above 1,000 boe/d once the Tower Creek 2-21 well is on production. Our planned drilling program gives us the potential for significant additional growth beyond that.

HIGHLIGHTS (unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	Change	**2006**	2005	Change
(000s, except per share amounts)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
Financial Results						
Gross revenues	**4,088**	4,686	**(13)**	**8,720**	6,607	32
Loss before income taxes	**(439)**	(948)	**(54)**	**(864)**	(1,230)	(30)
Net income (loss)	**(439)**	1,019	**(143)**	**(864)**	737	(217)
Per share – basic	**(0.01)**	0.04	**(125)**	**(0.03)**	0.03	(200)
Per share – diluted	**(0.01)**	0.04	**(125)**	**(0.03)**	0.03	(200)
Funds flow from operations [1]	**2,209**	2,681	**(18)**	**5,012**	3,537	42
Per share – basic	**0.07**	0.10	**(30)**	**0.17**	0.14	21
Per share – diluted	**0.07**	0.10	**(30)**	**0.16**	0.13	23
Additions to property and equipment, net of proceeds	**5,426**	2,020	**169**	**12,622**	8,693	45
Total assets		-		**42,371**	31,492	35
Working capital		-		**(6,011)**	4,499	(234)
Asset retirement obligation		-		**753**	827	(9)
Flow-through share obligations		-		**1,800**	6,350	(72)
(000s)	*(#)*	*(#)*	*(%)*	*(#)*	*(#)*	*(%)*
Share Data						
Equity outstanding at June 30,						
Common shares				29,790	26,568	12
Stock options				2,975	1,730	72
Warrants				-	1,512	(100)
Fully diluted				32,765	29,810	10
Sales Volumes (average)						
Crude oil and liquids *(bbls/d)*	**527**	180	**193**	**585**	139	321
Natural gas (mcf/d)	**1,561**	5,653	**(72)**	**1,702**	3,948	(57)
Royalty income *(boe/d)*	**-**	1	**(100)**	**-**	2	(100)
Average boe/d *(6:1)*	**787**	1,123	**(30)**	**868**	799	9
Product Prices (average)						
Crude oil and liquids *($/bbl)*	**67.10**	51.82	**29**	**61.69**	52.16	18
Natural gas ($/mcf)	**6.02**	7.37	**(18)**	**6.98**	7.28	(4)
	($/boe)	*($/boe)*	*(%)*	*($/boe)*	*($/boe)*	*(%)*
Netback Analysis						
Oil and gas revenue *(6:1)*	**56.86**	45.48	**25**	**55.22**	45.15	22
Royalty expense	**10.95**	11.88	**(8)**	**10.00**	11.50	(13)
Operating costs	**9.41**	4.73	**99**	**8.69**	5.64	54
Netback	**36.50**	28.87	**26**	**36.53**	28.01	30

(1) Funds flow from operations is a non-GAAP measure that represents net income plus depletion, depreciation and amortization, stock-based compensation, future taxes and other non-cash expenses. See further discussion under Non-GAAP Measures in the Management's Discussion and Analysis.

Operations

Sales Volumes

Total sales decreased to an average of 787 boe/d in the second quarter of 2006 from 1,123 boe/d in the same period in 2005. The 336 boe/d decline was due to a 4,092 mcf/d decrease in natural gas volumes offset by a 347 bbls/d increase in crude oil and liquids volumes. The increases in oil and liquids resulted mainly from new wells at Kingsford in southeast Saskatchewan and from the Sinclair area in southwestern Manitoba. The decline in natural gas volumes was primarily due to expected natural declines at Virginia Hills in Alberta. For the six months ended June 30, 2006 sales volumes increased by 9% from 779 boe/d to 868 boe/d. All of the Corporation's sales volumes consisted of natural gas and light to medium crude oil, with no heavy oil.

Drilling

During the second quarter of 2006, Grand Banks participated drilling in 3 (0.91 net) wells. The Corporation operated 2 (0.67 net) of these wells. This program resulted in 2 (0.75 net) oil wells and 1 (0.16 net) standing natural gas well for an average 100% (100% net) success rate. The two oil wells are currently on production. The standing natural gas Grand Banks et al Tower Creek 2-21-55-27 W5M was completed in the third quarter. Grand Banks is operator of the well and participating for a 16.67% (non-reverting) working interest. The well which tested natural gas from a Leduc pinnacle reef, is expected to be on production in the first quarter of 2007.

For a copy of Grand Bank's 2006 financial statements and management discussion and analysis please visit www.sedar.com.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements including expectations of future production. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.